UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter and Full Year 2015

Operating and Financial Results

Monterrey, Mexico, February 29, 2015 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the fourth quarter and full year 2015 today.[1]

Fourth quarter 2015 Summary

The sum of aeronautical and non-aeronautical revenues rose 26.6%, as a result of OMA’s initiatives to develop passenger traffic, commercial services, and diversification projects. The increase in costs and operating expenses was below revenue growth, enabling the company to generate positive results and increase its Adjusted EBITDA margin, operating income, and net income.

The principal results of the fourth quarter include:

▪	Total terminal passenger traffic increased 11.3% to 4.4 million in 4Q15. Domestic traffic increased 11.6%; international traffic increased 9.5%. Volaris, Interjet, VivaAerobus, and TAR contributed the most to traffic growth.
▪	Twenty new routes opened in the quarter, including 16 domestic and four international routes, reflecting the joint efforts of the airlines and OMA to increase connectivity and passenger traffic volumes.

1. Unless otherwise stated, all references are to the fourth quarter of 2015 (4Q15), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 17.3398 per U.S. dollar as of December 31, 2015 and Ps. 14.7348 as of December 31, 2014.

▪	Aeronautical revenues increased 24.5%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger increased 11.8% to Ps. 184.5.
▪	Non-aeronautical revenues increased 32.4%, principally as a result of diversification initiatives and the development and continuous improvement in commercial services.
▪	Non-aeronautical revenues per passenger increased 18.9% to Ps. 75.5.
▪	Total operating costs and expenses decreased 3.6% mainly due to a decrease in the maintenance provision as a consequence of the definition of the Master Development Plan (MDP) for the period 2016-2020.
▪	Adjusted EBITDA[2] increased 39.6% to Ps. 651 million. The Adjusted EBITDA margin reached 57.2%, up 531 basis points.
▪	Consolidated net income increased 39.3% to Ps. 396 million. Earnings were Ps. 1.01 per share, or US$ 0.46 per American Depositary Share (ADS).
▪	Total investment expenditures for MDP and strategic investments[3] were Ps. 196 million.
▪	On December 30, 2015, the 2016-2020 MDPs for OMA’s 13 airports were approved, with total investment spending of Ps. 4,446 million. In addition, the new maximum rates for each airport were approved.

Annual Summary

OMA recorded record operating and financial results in 2015. Passenger traffic increased 15.2% to a record 16.9 million in 2015. Aeronautical revenues rose 19.8% and non-aeronautical revenues grew 24.9%, bringing the sum of aeronautical and non-aeronautical revenues to Ps. 4,145 million, an increase of 21.1%. At the same time, disciplined management kept the increase in total operating costs and expenses to an increase of 8.6%. Adjusted EBITDA generation also continued to increase. Adjusted EBITDA increased 30.8%, and the Adjusted EBITDA margin was 59.1%. Operating income rose 38.6%. The effective tax rate was 29.3%. Net income rose 20.4% to Ps. 1,237 million. Earnings per share were Ps. 3.14, or US$ 1.45 per ADS. Investment expenditures were Ps. 739 million, in accordance with the terms of the concessions, the Master Development Plan, and the development of other strategic projects; the return on capital was 20.8% in 2015.

2. Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

3.  The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

2

4Q15 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) reached 87,627 operations. Domestic flight operations increased 0.1%, and international operations decreased 0.8%.

Total passenger traffic increased 11.3% (+444,489 passengers). Of total passenger traffic, 86.8% was domestic, and 13.2% was international. Commercial aviation accounted for 98.0% of passenger traffic. Monterrey generated 49.3% of passenger traffic, Culiacán 9.1%, and Chihuahua 6.6%.

Domestic passenger traffic increased 11.6% (+394,177 passengers). Twelve airports recorded growth, with the largest increases in: Monterrey (+10.7%; +175,648), as a result of an increase in passengers on the Mexico City, Tijuana, Guadalajara, Cancún, Bajío, Querétaro, and Toluca routes; Culiacán (+17.7%; +59,220), as a result of an increase in passengers on the Tijuana, San José del Cabo, Guadalajara, and Monterrey routes; Chihuahua (+15.8%; +35,847) as a result of an increase in passengers on its Mexico City and Monterrey routes; Torreón (+23.0%; +26,411), as a result of an increase in passengers on the Mexico City and Tijuana routes; and Durango (+36.1%; +22,908) as a result of an increase in passengers on the Tijuana, Mexico City, and Monterrey routes.

Sixteen domestic routes opened during the quarter, and no routes closed.

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International passenger traffic increased 9.5%. Six airports increased international traffic. Monterrey (+15.3%; +44,440 passengers) had the largest increase as a result of traffic growth on its Miami, New York, and Chicago routes.

During the quarter, four international routes opened, and no routes closed.

See Annex Table 1, Passenger Traffic for more detail on passenger traffic by airport.

Air Cargo volumes increased 7.4%. Of total air cargo volume, 64.2% was domestic and 35.8% was international.

Non-Aeronautical and Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 21 commercial spaces or initiatives in 4Q15, including passenger services, banking services, advertising, restaurants, and retail stores. The commercial space occupancy rate was 97.3% in 4Q15.

4

NH Terminal 2 Hotel Operations

The operational performance of the NH T2 hotel in the Mexico City International Airport continued to be strong. Revenues rose 17.4%, principally as a result of a 16.5% increase in the average room rate, which reached Ps. 2,163, while the occupancy rate was 84.3%, an increase of 320 basis points. The Formula 1 racing event in Mexico City contributed to results in the quarter.

Hilton Garden Inn Hotel Operations

The Hilton Garden Inn in the Monterrey Airport had an occupancy rate of 54.5% in its first full quarter of operation, with an average room rate of Ps. 1,685, and generated revenues of Ps. 14 million, above expectations.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 24.5% to Ps.807 million. Revenue from domestic passenger charges increased 18.6%, principally as a result of increased traffic volumes. Revenue from international passenger charges increased 63.6% because of the exchange rate effect of the depreciation of the peso against the dollar and growth in passenger traffic. Other aeronautical services revenue increased 11.4%, principally as a result of increases in platform usage.

Monterrey contributed 47.2% of aeronautical revenues, Culiacán 9.1%, Chihuahua 6.6%, and Mazatlán 5.6%.

Aeronautical revenue per passenger was Ps. 184.5, an increase of 11.8%.

Non-aeronautical revenues increased 32.4% to Ps. 330 million, and they increased their share to 29.0% of the sum of aeronautical and non-aeronautical revenues. The increase reflected ongoing commercial initiatives and the strengthening of diversification activities.

The Monterrey Airport contributed 42.8% of non-aeronautical revenues, the NH Terminal 2 Hotel 17.9%, and our subsidiary Servicios Complementarios del Centro Norte, which provides checked baggage screening services, 8.9%.

Non-aeronautical revenues per passenger increased 18.9% to Ps. 75.5. Non-aeronautical revenues per passenger, excluding diversification activities were Ps. 62.0.

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(Ps. Thousands)	4Q14	4Q15	% Var	12M14	12M15	% Var
Commercial Activities:						
Parking	39,966	46,986	17.6	146,167	181,631	24.3
Advertising	32,043	24,402	(23.8)	87,420	97,255	11.3
Retail (1)	16,544	19,541	18.1	63,017	75,975	20.6
Restaurants	13,977	17,326	24.0	53,862	67,187	24.7
Car Rentals	13,419	15,741	17.3	48,821	60,168	23.2
Passenger Services	4,642	6,844	47.4	11,959	20,994	75.5
Time Shares & Hotel Promotion	3,564	622	(82.5)	14,626	12,283	(16.0)
Communications and Networks	3,616	4,065	12.4	13,337	13,120	(1.6)
VIP Lounges	2,262	2,990	32.2	6,953	10,119	45.5
Financial Services	1,299	1,589	22.4	4,740	5,930	25.1
Masterkey	1,750	1,772	1.3	1,750	1,772	1.3
Total Revenues from Commercial Activities:	**133,082**	**141,877**	**6.6**	**452,652**	**546,434**	**20.7**
Diversification Activities:						
Hotel Services (NH Terminal 2 Hotel)	50,241	59,007	17.4	195,742	212,488	8.6
Hotel Services (Hilton Garden Inn Monterrey Airport)	-	14,032	n.a.	-	16,882	n.a.
OMA Carga (Air Cargo Logistics Service)	14,220	28,565	100.9	47,309	107,443	127.1
Real Estate Services	2,381	2,680	12.6	8,155	10,966	34.5
Total Revenues from Diversification Activities:	**66,842**	**104,284**	**56.0**	**251,206**	**347,779**	**38.4**
Complementary Activities:						
Checked Baggage Screening	22,275	29,337	31.7	79,090	99,974	26.4
Leases (2)	16,076	17,110	6.4	60,692	65,937	8.6
Access Rights	2,706	2,177	(19.5)	8,729	8,705	(0.3)
CUSS and CUTE	-	910	n.a.	-	3,439	n.a.
Total Revenues from Complementary Activities:	**41,057**	**49,534**	**20.6**	**148,511**	**178,055**	**19.9**
Other Revenues	8,421	34,399	308.5	37,325	39,273	5.2
Non-Aeronautical Revenues	**249,402**	**330,094**	**32.4**	**889,693**	**1,111,541**	**24.9**
Non-Aeronautical Revenues/Passenger (Ps.)	63.5	75.5	18.9	60.5	65.7	8.5

(1) Includes stores and duty free

(2) Leasing of space and other services to airlines and complementary service providers for non- essential activities

See Notes to the Financial Information

Commercial activities contributed an additional Ps. 9 million (+6.6%). The line items that had the largest variations were:

•	Parking revenues (+17.6%; +Ps. 7 million), principally as a result of higher passenger volumes and customer service and promotion initiatives in Monterrey.
•	Restaurant revenues (+24.0%; +Ps. 3 million), principally as a result of openings during the year, including the fourth quarter, and higher participation revenues.
•	Revenue from retailers (+18.1%; +Ps. 3 million), principally as a result of new store openings during the year, including the fourth quarter.
•	Advertising revenues (-23.8%; -Ps. 6 million), as a result of the termination of the advertising contract and replacement of concessionaire for this business area.
•	Car rental revenues (+17.3%; +Ps. 2 million), principally as a result of improvements in contract terms and the increase in passenger traffic.
•	Passenger services (+47.4%; +Ps. 2 million), principally as a result of higher participation revenues.

Diversification activities contributed an additional Ps. 37 million (+56.0%). The most important contribution came from

6

OMA Carga (+100.9%; +Ps. 14 million), the Hilton Garden Inn Hotel (+Ps. 14 million); and the NH Terminal 2 Hotel (+17.4%; +Ps. 9 million).

Complementary activities generated an increase of Ps. 8 million (+20.6%), principally because of increased revenues from checked baggage screening.

Construction revenues were Ps. 92 million; construction revenues represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information.)

Total revenues increased 24.0% to Ps. 1,229 million in 4Q15.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, which exclude those related to the hotels and industrial park, increased 10.9%, below the growth in aeronautical and non-aeronautical revenues. The most significant variations were in the line items basic services, principally as a result of increased water consumption from higher passenger traffic and growth in infrastructure; payroll; minor maintenance; and other costs and expenses.

The Ps. 9 million increase in cost of hotel services resulted principally from the start of operations of the Hilton Garden Inn hotel.

The maintenance provision was a credit, as a result of the reduction in the corresponding liability, as a result of the definition of the amounts required in the 2016-2020 Master Development Plans for the thirteen airports.

Construction costs are equal to construction revenues and do not contribute to either profits or losses.

The airport concession tax increased 23.2% as a result of the growth in revenues.

The technical assistance fee reached Ps. 26 million as a result of the 39.6% increase in EBITDA. (see Notes to the Financial Information for the calculation base).

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As a result of the foregoing, total costs and expenses decreased 3.6% to Ps. 621 million.

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 39.6% to Ps. 651 million, as a result of the Company’s continuing initiatives to increase revenues and control costs and expenses. The Adjusted EBITDA margin rose 531 basis points to 57.2%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.) Operating income increased 74.9% to Ps. 609 million, with an operating margin of 49.5%.

Financing Expense

Financing expense decreased from 4Q14 levels to Ps. 57 million. This was the result of increased interest income, an exchange gain resulting from lower USD exposure, as compared to an exchange loss in 4Q14, and a gain in the calculation of the present value of the maintenance provision, as compared to a loss in the prior year period, resulting from the updating of the variables used in the calculation.

8

Taxes

Taxes were Ps. 156 million. Cash tax payments increased to Ps. 161 million as a result of an increase in the taxable base. Deferred taxes were a credit of Ps. 5 million, principally as a result of a reduction in the deferred asset, resulting from a higher amortization of tax losses from prior year periods. The effective tax rate was 28.2%.

Net Income

Consolidated net income increased 39.3% to Ps. 396 million.

Earnings per share, based on net income of the controlling interest, were Ps. 1.01, or US$0.46 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 196 million including MDP projects and strategic investments.[4] Expenditures under the MDP included improvements to concession assets (Ps. 92 million), various smaller accounts (Ps. 2 million), and major maintenance (Ps. 42 million). The latter is charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 60 million.

The most important investment expenditures included:

4. The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

9

Debt

As of December 31, 2015, total debt was Ps. 4,713 million and net debt was Ps. 2,047 million. The ratio of net debt to Adjusted EBITDA was 0.84. Of total debt, 95% was denominated in Mexican pesos, and 5% in U.S. dollars.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

10

Cash Flow Statement

For the full year 2015, operating activities generated cash of Ps. 2,064 million, an increase compared to 2014, as a result of higher revenues and reduced costs.

Investing activities used cash of Ps. 429 million. The most important line items were Ps. 307 million for investment in airport concessions and Ps. 165 million in land, property, plant, machinery and equipment.

Financing activities generated an outflow of Ps. 1,778 million. The most important items were the Ps. 1,200 million capital reimbursement paid to shareholders, interest payments of Ps. 324 million, and share repurchases of Ps. 244 million.

Cash decreased Ps. 143 million in 2015. The balance of cash and cash equivalents was Ps. 2,666 million as of December 31, 2015. (See Annex Table 4).

2016 Outlook

OMA estimates that total passenger traffic growth for 2016 will be between 6% and 8%. The growth in aeronautical revenues is estimated to be between 22% and 24%, and non-aeronautical revenues are expected to increase between 13% and 15%.

The Adjusted EBITDA margin is expected to be between 60% and 62%.

As a result of the new Master Development Plan for the 2016-2020 period, OMA is committed to a level of investments significantly higher than the previous five year period. As a result, investment expenditures for 2016 are expected to be in the range of Ps. 1,500 to 1,700 million, principally for the increases in passenger terminal and aircraft platform capacity, major maintenance, and acquisition of operating and security equipment included in the MDP. In addition, strategic investments, principally for diversification projects, are expected to be in the range of Ps. 150 to 250 million.

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on these estimates. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

Material and Subsequent Events

2016-2020 Master Development Plan and Maximum Rate negotiation completed. On December 30, 2015 the Ministry of Communications and Transportation (SCT) acting through the General Directorate for Civil Aviation (DGAC) approved the new Master Development Plans for 2016-2020 for each of OMA’s Airports. The total investment amount

11

committed for 2016-2020 was Ps. 4,446 million.[5] Of this, approximately 40% will be used for expansion and improvements to terminal buildings, 20% for major maintenance, 15% for operational and airport security and information technology, 10% for expansion of air-side operational infrastructure, and the balance for other purposes. In addition, the SCT approved new Maximum Rates for each of OMA’s airports.

Early adoption of Equity Method under IAS 27 (Separate Financial Statements). In December 2015, OMA elected early adoption of Equity Method according to International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application. The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. on a legal-entity basis, which is the base on which the annual Shareholders’ Meeting will allocate results for the period.

Aeroinvest reduces shareholding in OMA. Starting in 2015, Aeroinvest, S.A. de C.V., a wholly-owned subsidiary of Empresas ICA, decreased its shareholding in OMA. As of the date of this report, Aeroinvest holds 15.2 million OMA Series B shares, equivalent to 3.8% of OMA’s share capital. In addition, Aeroinvest indirectly holds 12.4% of OMA’s share capital through its 74.5% holding in Servicios de Tecnología Aeroportuaria, S.A. de C.V., or SETA, OMA’s strategic partner. As a result, Aeroinvest currently holds a 16.3% shareholding in OMA.

New advertising services provider. OMA signed a lease and advertising services provision agreement with SSL Digital, S.A. de C.V. (SSL), effective from January 1, 2016 to December 31, 2024, as part of OMA’s initiative to modernize advertising services and increase revenues from this line of business. The agreement provides OMA with a minimum guaranteed revenue and a 60% participation in the revenues generated by SSL in OMA’s airports.

OMA VYNMSA Aeroindustrial Park signs lease agreements. A 42-month lease agreement was signed for a 5,000 m2 warehouse that is under construction. In February 2016, a 40-month lease agreement was signed for an already completed 5,000 m2 warehouse and a 2,400 m2 expansion that is under construction.

OMA again selected for the Mexican Stock Exchange Sustainable IPC index. For the fifth consecutive year, the Mexican Stock Exchange included OMA in its Sustainable IPC index for the period February 2, 2016 to January 31, 2017, reflecting OMA’s initiatives to adopt best practices in the area of sustainability.

SAP enterprise platform goes live. On February 8, 2016, all of OMA’s subsidiaries and business units went live with the SAP enterprise management platform for integrating and optimizing its administrative processes, in order to improve responsiveness and increase satisfaction for clients and other OMA stakeholders.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 4Q15 earnings conference call on March 1, 2016 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-523-1228 toll-free from the U.S. or 1-719-325-2448 from outside the U.S. The conference ID is 9645098. A taped replay will be available through March 8, 2016 at 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

5. In pesos of December 31, 2014 purchasing power.

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Annex Table 1

13

Annex Table 2

14

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	4Q14	4Q15	% Var	12M14	12M15	% Var
Revenues						
Aeronautical Revenues	648,187	806,699	24.5	2,532,667	3,033,130	19.8
Non-Aeronautical Revenues	249,402	330,094	32.4	889,693	1,111,541	24.9
Aeronautical Revenues + Non-Aeronautical Revenues	**897,589**	**1,136,793**	**26.6**	**3,422,359**	**4,144,671**	**21.1**
Construction Revenues	94,268	92,635	(1.7)	307,327	347,988	13.2
Total Revenues	**991,857**	**1,229,428**	**24.0**	**3,729,686**	**4,492,659**	**20.5**
Operating Costs						
Cost of Services	207,122	240,039	15.9	772,947	836,133	8.2
Major Maintenance Provision	53,713	(19,795)	n.a.	179,933	174,293	(3.1)
Construction Costs	94,268	92,635	(1.7)	307,327	347,988	13.2
Administrative Expenses	149,898	161,083	7.5	536,034	562,055	4.9
Concession Taxes	47,292	58,284	23.2	171,670	209,771	22.2
Technical Assistance Fee	20,742	26,062	25.7	82,461	97,818	18.6
Depreciation and Amortization	64,389	61,779	(4.1)	223,982	238,809	6.6
Other expenses (Revenues) - Net	6,443	675	(89.5)	(13,655)	(10,763)	(21.2)
Total Operating Costs and Expenses	**643,868**	**620,762**	**(3.6)**	**2,260,699**	**2,456,104**	**8.6**
Operating Income	**347,989**	**608,666**	**74.9**	**1,468,988**	**2,036,555**	**38.6**
Operating Margin (%)	35.1%	49.5%		39.4%	45.3%	
Financing (Expense) Income:						
Interest Income	19,675	25,115	27.6	77,150	80,740	4.7
Interest (Expense)	(70,366)	(84,572)	20.2	(260,438)	(326,496)	25.4
Exchange Gain (Loss) - Net	(17,650)	1,881	n.a.	(22,462)	(33,784)	50.4
Changes to present value of the Major Maintenance Provision	(19,432)	848	n.a.	(3,931)	(8,268)	110.3
Total Financing (Expense) Income	**(87,772)**	**(56,728)**	**(35.4)**	**(209,682)**	**(287,808)**	**37.3**
Income before Taxes	**260,217**	**551,938**	112.1	**1,259,306**	**1,748,747**	**38.9**
Income Tax	**(24,194)**	**155,844**	**n.a.**	**232,345**	**512,110**	**120.4**
Consolidated Net Income	**284,411**	396,094	39.3	**1,026,961**	**1,236,637**	**20.4**
Other Comprehensive Income:						
Actuarial Gains (Losses)	437	(1,286)	n.a.	437	(1,286)	n.a.
Deferred Tax Effect	(131)	387	n.a.	(131)	387	n.a.
Consolidated Comprehensive Income	**284,717**	395,195	38.8	**1,027,267**	**1,235,738**	20.3
Consolidated Net Income attributable to:						
Non-Controlling Interest	706	419	(40.7)	2,266	2,865	26.4
Controlling Interest	283,705	395,675	39.5	1,024,696	1,233,772	20.4
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	706	419	(40.7)	2,266	2,865	26.4
Controlling Interest	284,011	394,776	39.0	1,025,002	1,232,873	20.3
Weighted Average Shares Outstanding	395,409,857	392,751,865		395,409,857	392,751,865	
EPS (Ps.)	0.72	1.01	40.5	2.59	3.14	21.2
EPADS (US$)	0.39	0.46	19.4	1.41	1.45	3.0
EBITDA	**412,378**	**670,445**	**62.6**	**1,692,970**	**2,275,364**	**34.4**
EBITDA Margin (%)	41.6%	54.5%		45.4%	50.6%	
Adjusted EBITDA	**466,091**	**650,650**	**39.6**	**1,872,903**	**2,449,657**	**30.8**
Adjusted EBITDA Margin (%)	51.9%	57.2%		54.7%	59.1%	

See Notes to the Financial Information

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Annex Table 4

Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of December 31, 2014	2015	% Var.
Operating Activities			
Consolidated Net Income	**1,026,961**	**1,236,637**	**20.4**
Income Tax	232,345	512,110	120.4
Doubtful Accounts Provision	1,296	(1,821)	n.a.
Items in Results Related to Investing Activities			
Depreciation and Amortization	223,982	238,811	6.6
(Profit) / Loss on Sales of Machinery and Equipment - Net	1,651	(140)	n.a.
Major Maintenance Provision	179,932	174,293	(3.1)
Interest Income	(77,147)	(80,742)	4.7
Items in Results Related to Financing Activities			
Interest Expense	260,437	326,496	25.4
Non-Paid Exchange Fluctuation	28,015	37,438	33.6
Fair Value of the Mayor Maintenance Provision	3,931	8,268	110.3
	1,881,403	**2,451,348**	**30.3**
Changes in:			
Trade Accounts Receivable - Net	(16,417)	9,630	n.a.
Recoverable Taxes	158,572	(4,886)	n.a.
Other Accounts Receivable	6,238	55,658	792.2
Accounts Payable	17,727	(122,368)	n.a.
Taxes and Accrued Expenses	(89,826)	(76,644)	(14.7)
Taxes Paid	(161,758)	(279,678)	72.9
Accounts Payable to Related Parties	(35,329)	(15,149)	(57.1)
Major Maintenance Provision	(219,680)	(171,647)	(21.9)
Other Long Term Liabilities	69,842	218,213	212.4
Net Flow from Operating Activities	**1,610,772**	**2,064,477**	**28.2**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(172,285)	(165,247)	(4.1)
Investment in Airport Concessions	(290,231)	(306,726)	5.7
Other Assets	(20,803)	(38,070)	83.0
Charge for Sale of Machinery and Equipment	441	274	(37.7)
Insurance recoveries	33,887	-	(100.0)
Interest Income	77,147	80,742	4.7
Net Flow from Investing Activities	**(371,844)**	**(429,027)**	**15.4**
Cash Flow before Financing Activities	**1,238,928**	**1,635,451**	**32.0**
Financing Activities			
Repurchase of Shares	(154,499)	(244,293)	58.1
Loans - Disbursed	3,938,325	-	(100.0)
Loans - Paid	(2,349,961)	(50,776)	(97.8)
Interest Expense	(242,006)	(324,471)	34.1
Increase in the Non-Controlling Interest	31,937	26,414	(17.3)
Capital Reimbursement	(1,188,581)	(1,184,833)	(0.3)
Net Cash Flow from Financing Activities	**35,215**	**(1,777,959)**	**n.a.**
Net Increase (Reduction) in Cash and Cash Equivalents	**1,274,143**	**(142,508)**	**n.a.**
Cash and Equivalents at Beginning of Period	1,534,006	2,808,149	83.1
Cash and Equivalents at End of Period	**2,808,149**	**2,665,641**	**(5.1)**

See Notes to the Financial Information

16

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31, 2014 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2013	**398,559,217**	**2,698,691**	**29,786**	**3,287,992**	**373,869**	**(9,931)**	**16,987**	**6,397,394**
Capital Reimbursement	-	(1,200,000)	-	-	-	-	-	(1,200,000)
Reissuance (Repurchase) of Shares - Net	(3,179,367)	(7,668)	-	-	(132,326)	-	-	(139,994)
Accumulated effect for nominal valuation of Treasury Shares	-	-	-	-	-	-	-	-
Employee benefits	-	-	-	-	-	306	-	306
Increase in Non-Controlling Interest	-	-	-	-	-	-	31,937	31,937
Comprehensive Income (Loss)	-	-	-	1,024,694	-	-	2,266	1,026,960
Balance as of December 31, 2014	**395,379,850**	**1,491,023**	**29,786**	**4,312,686**	**241,543**	**(9,625)**	**51,190**	**6,116,603**

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31, 2015 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2014	**395,379,850**	**1,491,023**	**29,786**	**4,312,686**	**241,543**	**(9,625)**	**51,190**	**6,116,603**
Capital Reimbursement	-	(1,200,000)	-	-	-	-	-	(1,200,000)
Reissuance (Repurchase) of Shares - Net	(3,223,473)	(12,256)	-	-	(232,037)	-	-	(244,293)
Cancellation of capital reimbursement for Treasury shares	-	15,166	-	-	-	-	-	15,166
Increase in Non-Controlling Interest	-	-	-	-	-	-	26,414	26,414
Employee benefits	-	-	-	990	-	(990)	-	-
Comprehensive Income (Loss)	-	-	-	1,233,772	-	-	2,865	1,236,637
Balance as of December 31, 2015	**392,156,377**	**293,933**	**29,786**	**5,547,448**	**9,506**	**(10,615)**	**80,469**	**5,950,527**

See Notes to the Financial Information

17

Annex Table 6

18

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Company	Name
Actinver Casa de Bolsa	Mauricio Arellano / Ramón Ortiz
Bank of America Merrill Lynch	Sara Delfim
Banorte-IXE	José Espitia
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Mauricio Hernández Prida
Citigroup	Stephen Trent
Credit Suisse	Felipe Vinagre
Deutsche Bank	Daniela Najar
Goldman Sachs	Marcio Prado / Renata Stuhlberger
Grupo Bursátil Mexicano (GBM)	Bernardo Vélez / Luis Willard
Grupo Financiero Interacciones	Andrés Suárez
Grupo Financiero Monex	Roberto Solano Pérez
HSBC	Ravi Jain / Alexandre Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Invex	Pablo Arizpe / Octavio Díaz
Itaú BBA	Thais Cascello
J.P. Morgan	Fernando Abdalla / Carlos Louro
Morgan Stanley	Ricardo Alves
Santander	Ulises Argote
Scotiabank	Francisco Suárez
Signum Research	Lucía Tamez
UBS Brasil CCTVM	Rodrigo Fernandes
Vector	Marco Montañez

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on

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total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the fourth five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

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Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the first three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the fourth largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: March 1, 2016